Union Acquisition Corp. II

509 Madison Ave, Ninth Floor

New York, NY 10022

October 15, 2019

VIA EDGAR

Ms. Amanda Ravitz

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Union Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-233988

Dear Ms. Ravitz:

Union Acquisition Corp. II (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Thursday, October 17, 2019, or as soon thereafter as practicable.

Very truly yours,

UNION ACQUISITION CORP. II

By:	/s/ Kyle Bransfield
Name: Kyle Bransfield Title: Chief Executive Officer